SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) (Amendment No. 1)*

Ruby Tuesday, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

781182100
(CUSIP Number)

Steven J. Pully Carlson Capital, L.P. 2100 McKinney Avenue Dallas, TX 75201 (214) 932-9600

with a copy to: David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781182100	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,402,005
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,402,005
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,402,005
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 781182100	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 197,995
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 197,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 197,995
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.3%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 781182100	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,600,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,600,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 781182100	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,600,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,600,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 781182100	SCHEDULE 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,600,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,600,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 781182100	SCHEDULE 13D/A	Page 7 of 9 Pages

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 17, 2011 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) with respect to the common stock (the “Common Stock”) of Ruby Tuesday, Inc., a Georgia corporation (the “Issuer”). On June 16, 2011, the Reporting Persons entered into the Group Agreement with the Becker Drapkin Parties and Mr. Brodsky. As a result of entering into the Group Agreement, the Reporting Persons, the Becker Drapkin Parties and Mr. Brodsky may be deemed to be a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The security interests reported in this Schedule 13D do not include security interests owned by the Becker Drapkin Parties or Mr. Brodsky. This Schedule 13D only reports information on the Reporting Persons and does not report any acquisition or disposition of Common Stock by the Becker Drapkin Parties or Mr. Brodsky.

Item 3.	SOURCE AND AMOUNT OF FUNDS .

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $37,236,446.10 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of the Funds and margin borrowings described in the following sentence. Such shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is amended and supplemented to add the following information for updating as of the date hereof:

The Becker Drapkin Parties (in conjunction with the Reporting Persons) and the Issuer have been in discussions regarding the Notice and the possibility of entering into a settlement agreement. Generally, these discussions have involved changes to the size and composition of the Board and the composition of the Board’s committees and have been cooperative in nature.  If the parties are unable to reach agreement, the Becker Drapkin Parties (in conjunction with the Reporting Persons) intend to proceed with the nominations to the Board at the 2011 Annual Meeting as set forth in the Notice.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b)

CUSIP No. 781182100	SCHEDULE 13D/A	Page 8 of 9 Pages

The Reporting Persons may be deemed to beneficially own in the aggregate 3,600,000 shares of Common Stock. Based upon a total of 65,097,871 shares of Common Stock outstanding as of April 7, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 11, 2011, the Reporting Persons' shares represent approximately 5.5% of the outstanding shares of Common Stock.

On June 16, 2011, the Reporting Persons entered into the Group Agreement with the Becker Drapkin Parties and Mr. Brodsky (together with the Reporting Persons, the "Group"). Collectively, the Group may be deemed to beneficially own 4,493,900 shares of Common Stock, representing approximately 6.9% of the outstanding shares of Common Stock. The Reporting Persons each disclaim beneficial ownership of any shares of Common Stock beneficially owned by any Becker Drapkin Party or Mr. Brodsky.

Carlson Capital, Asgard and Mr. Carlson have the power to vote and direct the disposition of (i) the 3,402,005 shares of Common Stock reported herein as owned by Double Offshore and (ii) the 197,995 shares of Common Stock reported herein as owned by Offshore.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of the Original Schedule 13D is set forth below:

Double Black Diamond Offshore Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
06/23/11	12,096	10.1
06/23/11	224,154	10.2544
06/24/11	51,581	10.5677
06/24/11	42,919	10.4249

Black Diamond Offshore Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
06/23/11	704	10.1
06/23/11	13,046	10.2544
06/24/11	3,003	10.5677
06/24/11	2,497	10.4249

CUSIP No. 781182100	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2011

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P.

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson